Exhibit 99.1

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2026

SL SPV-2, L.P.

By: SLTA SPV-2, L.P., its general partner
    By: SLTA SPV-2 (GP), L.L.C., its general partner
          By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

SLTA SPV-2, L.P.

By: SLTA SPV-2 (GP), L.L.C., its general partner
    By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

SLTA SPV-2 (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

Silver Lake Partners IV, L.P.

By: Silver Lake Technology Associates IV, L.P., its general partner
    By: SLTA IV (GP), L.L.C., its general partner

        By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

Silver Lake Technology Investors IV, L.P.

By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Managing Director and Chief Legal Officer

Silver Lake Technology Associates IV, L.P.

By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Managing Director and Chief Legal Officer

SLTA IV (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Managing Director and Chief Legal Officer

Silver Lake Partners V DE (AIV), L.P.

By: Silver Lake Technology Associates V, L.P., its general partner
By: SLTA V (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
Name: Justin G. Hamill
Title: Managing Director and Chief Legal Officer

Silver Lake Technology Investors V, L.P.

By: Silver Lake Technology Associates V, L.P., its
general partner
By: SLTA V (GP), L.L.C., its general partner

    By: Silver Lake Group, L.L.C., its managing
member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal
            Officer

Silver Lake Technology Associates V, L.P.

By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing
member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal
            Officer

SLTA V (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal
           Officer

Silver Lake Group, L.L.C.

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal
           Officer